20012896

UNITEDSTATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing

MAR 25 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MJ Capital Partners, LLC ADDRESS

OFFICIAL USE ONLY
FIRM I.D. NO.

OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One California Plaza, 300 Grand Avenue Suite #4050
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cavallaro (213) 278-0429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BrookWeiner LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Cavallaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MJ Capital Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J.L. CALLON
COMM. # 2277629
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires FEBRUARY 16, 2023

Signature

Managing Partner / President

Title

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 10th day of March 2020 by Michael Cavallaro proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________ (seal)

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MJ Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MJ Capital Partners, LLC (a limited liability company organized in California) as of December 31, 2019, the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MJ Capital Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended inconformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of MJ Capital Partners, LLC's management. Our responsibility is to express an opinion on MJ Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MJ Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The statement of changes in liabilities subordinated to claims of general creditors and statement of computation of net capital, aggregate indebtedness, and net capital requirement have been subjected to audit procedures performed in conjunction with the audit of MJ Capital Partners, LLC's financial statements. The supplemental information is the responsibility of MJ Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the statement of changes in liabilities subordinated to claims of general creditors and statement of computation of net capital, aggregate indebtedness, and net capital requirement are fairly stated, in all material respects, in relation to the financial statements as a whole.

BrookWeiner L.L.C.

We have served as MJ Capital Partners, LLC's auditor since 2015.

Chicago, Illinois
March 19, 2020

MJ CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Chase Checking Account	$	40,000
Accounts Receivable		25,294
Due From Parent (MJC Partners)		338,279
FINRA WebCRD Account		481
Total Current Assets	$	404,054
TOTAL ASSETS	**$**	**404,054**

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accrued Expenses	$	17,824
Note due to M. Cavallaro		500
Total Current Liabilities	$	18,324
TOTAL LIABILITIES	$	18,324
MEMBER'S EQUITY		
Total Member's Equity	$	385,730
TOTAL LIABILITIES AND EQUITY	**$**	**404,054**

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Income		
Investment Banking & Consulting Fees	$	569,881
Reimbursed Expenses		6,156
Total Income	$	576,037
Less Expenses		
Bank Charges	$	395
Legal & Professional Fees		40,000
Dues & Subscriptions		420
Regulatory Fees		9,013
Rent/Occupancy		60,000
Salaries, Bonuses, Benefits		277,500
Total Expenses	$	387,328
NET INCOME BEFORE INCOME TAX PROVISION	$	188,709
LESS PROVISION FOR INCOME TAXES	$	2,824
NET INCOME FOR THE YEAR	$	185,885

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES		
Net Income	$	185,885
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		(13,077)
FINRA Registration		3,161
FINRA WebCRD 150938		(359)
Accrued Expenses		17,824
Due to M. Cavallero		(500)
Due to MJC Partners (parent)		(338,279)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	(331,230)
Net cash provided by operating activities	$	(145,345)
FINANCING ACTIVITIES		
Owner's Equity: Contributions		176,610
Owner's Equity: Distributions		0
Net cash used in financing activities	$	176,610
Net cash decrease for period	$	31,265
Cash at beginning of period	$	8,735
Cash at end of period	$	40,000

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the year for income taxes $0

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

MEMBER'S EQUITY – beginning of year	$23,234
NET INCOME FOR THE YEAR	185,885
CAPITAL ADDITIONS	176,611
DISTRIBUTIONS TO MEMBER	(0)
MEMBER'S EQUITY – end of year	$ 385,730

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

MJ Capital Partners, LLC (the "Company") was acquired by Michael J. Cavallaro on December 31, 2014 Michael J. Cavallaro, is the sole owner of the Company. The Company was organized in California on October 29, 2010. The Company operates from one location in Los Angeles, California as a limited broker-dealer engaged in providing mergers and acquisitions, advisory services, and raising capital for middle market companies and their owners.

Basis of Accounting
The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Accounts Receivable
Trade accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a Limited Liability Company for income tax purposes and the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes except for California income tax is present in the Company's financial statements.

The Company has adopted the provisions of ASC 740, Income Tax, which clarifies the accounting for uncertainty in income taxes. In accordance with these provisions, a tax position is recognized as a benefit only if it is more than 50% likely that the tax position would be upheld in a tax examination. No tax benefit is recorded for tax positions that are 50% or less likely to be upheld in a tax examination. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest and income tax expense respectively. For the period ending December 31, 2018, the Company had no amounts accrued for interest or penalties.

The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities. The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The Company's entire assets which consist of cash are classified as Level 1.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Subsequent Events

Management has evaluated subsequent events through February 29, 2020, the date which the financial statements were available to be issued.

Note B – ASC 606 REVENUE RECOGNITION

1. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

2. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, and M&A advisory.

3. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

4. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion

Note B – ASC 606 REVENUE RECOGNITION (continued)

and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note C – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a minimum net capital of $5,000. Net capital of the Company, net of non-allowable assets of $364,054 as December 31, 2019 was $21,676. The minimum capital requirements may effectively restrict the withdrawal of Company equity.

Note D – CREDIT RISK

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, there were no uninsured cash balances.

Note E – RELATED PARTY

The Company's managing director is also the majority stockholder of the Company's holding company, MJC Partners, LLC. The Company engages in transactions with its holding company for certain expenses which are paid by the holding company and agreed upon in an expense sharing agreement. For the year ended December 31, 2019, the holding company paid and was reimbursed for $324,170 of the Company's expenses, and as of the year end, the Company owes $0.00 to the holding company.

MJ CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2019

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$	385,730
Less: Nonallowable assets:		
Accounts Receivable		($25,294)
Receivable from Parent (MJC Partners)		(338,279)
FINRA WebCRD Account		(481)
NET CAPITAL	$	21,676
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		($5,000)
EXCESS NET CAPITAL	$	16,676
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	18,324
6 2/3% OF AGGREGATE INDEBTEDNESS	$	1,221
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.8454 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by MJ Capital Partners, LLC with the unaudited Form X-17A-5 Part II Filing as of December 31, 2019

See independent auditor's report and accompanying notes to financial statements.

MJ CAPITAL PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

See independent auditor's report and accompanying notes to financial statements.

“Schedule 3”

MJ CAPITAL PARTNERS, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

See independent auditor’s report and accompanying notes to financial statements.

MJC | PARTNERS

MJ CAPITAL PARTNERS, LLC
EXEMPTION REPORT PURSUANT TO RULE 15C3-3 YEAR ENDED DECEMBER 31, 2019

MJ Capital Partners, LLC, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception.

MJ Capital Partners, LLC

I, Michael Cavallaro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Partner

February 29, 2020

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MJ Capital Partners, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) MJ Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MJ Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i)-"Special Account for the Exclusive Benefit of customers" and (2) MJ Capital Partners, LLC stated that MJ Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MJ Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MJ Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BrookWeiner L.L.C.

Chicago, IL

March 19, 2020